SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.2____________)*


                             KEY ENERGY GROUP, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   492914106
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.492914106                    13D                    Page 02 of 12 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                         NEPTUNE PARTNERS - 1989A, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00*
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D)OR 2(E)
                                                 [  ]
-------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                    DELAWARE

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES       221,812
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH        221,812
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     221,812
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

     PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.492914106                    13D                    Page 03 of 12 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                         NEPTUNE 1989 INVESTORS LIMITED

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00*
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D)OR 2(E)
                                                 [  ]
-------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                             BRITISH VIRGIN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES       145,233
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH        145,233
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     145,233
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

     CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.492914106                    13D                    Page 04 of 12 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                         NEPTUNE 1989C OFFSHORE INVESTORS LIMITED

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00*
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D)OR 2(E)
                                                 [  ]
-------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                             BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES       155,498
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH        155,498
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     155,498
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

     CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.492914106                    13D                    Page 05 of 12 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                         FRANCISCO A. GARCIA

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00*
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D)OR 2(E)
                                                 [  ]
-------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                    SPAIN

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH        522,543
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH        0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                  522,543
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     522,543
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

     IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.492914106                    13D                    Page06 of 12 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                         A. TORREY READE

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00*
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(D)OR 2(E)
                                                 [  ]
-------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                    U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH        522,543
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH        0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                  522,543
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     522,543
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

     IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 07 of 12 Pages

           This filing is being made jointly on behalf of (i) Neptune - Partners - 1989A, L.P., a limited partnership organized under the laws of the State of Delaware ("Neptune A"); (ii) Neptune
           1989 Investors Limited, a British Virgin Islands company ("Neptune B"); (iii) Neptune 1989C Offshore Investors Limited, a British Virgin Island company ("Neptune C", and collectively with Neptune
           A and "Neptune B the "Neptune Entities"); and (iv) Francisco A. Garcia ("Garcia") and A. Torrey Reade ("Reade"), who share voting and investment power ith respect to the securities held by the Neptune Entities. Such Filing persons are sometimesreferred to herein as the "filing Persons." This filing constitutes Amendment No.2 to an intial statement (the "Initial Statement") on Schedule 13D dated April 8, 1996, as amended, filed on behalf of the Filing Persons. This Amendment No. 2 amends only those items of the Initial Statement, as amended, specifically referred to herein. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Initial Statement. This Admendment No.2 to the Initial Statement is being filed to report that each of the Filing Persons individually, and all of them in the aggregate, have ceased to be the beneficial owner of more than 5% of the Key Stock.

           ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                 Item 5 is hereby amended and restated in its entirety as follows:

           The table below shows the aggregate number of shares of Key Stock and the percentage of Key Stock beneficially owned by each Neptune Entity as of November 22, 1996:

                                                             Page 08 of 12 Pages


           Neptune Entity          Number of shares of Key        Percentage of
                                   Stock Beneficially Owned (1)   Key Stock (2)

           Neptune A                       221,812                   2.1%
           Neptune B                       145,233                   1.4%
           Neptune C                       155,498                   1.5%


           (1) Includes the following shares issuable upon the exercise of Key Warrants by the Neptune Entities: Neptune A--33,679; Neptune B --22,053; and Neptune C--23,616. Also includes shares of Key Stock distributed to Garcia/Neptune Management Company, Inc., for Garcias services as director of WellTech prior to consummation of the Merger, which have been transfered to the Neptune Entities, as follows: Neptune A--6,288; Neptune B--4,119 and Neptune C--4,409.

           (2) Percentage ownership is calculated on the basis of (i) 10,425,176 outstanding shares of Key Stock, as reflected in the Issuer's most recent Report on Form 10-Q and (ii) the pro forma excerise of Key Warrants held by each Neptune Entity, with the resultant number of shares of Key Stock added to both the numerator and the denominator in making the calculation.

           (b) As previously disclosed in the Initial Statement of this 13D by virtue of the relationships described in Item 2, the Neptune Entities may be deemed to be members of a group, although each such person diclaims beneficial ownership of the shares of Key Stock owned by the other Neptune Entities. By virtue of such relationships , Garcia and Reade may be deemed to share power to direct the voting of the Key Stock and the disposition of the Key Stock and Key Warrants beneficially owned by Neptune Entities.

           (c) The information set forth in Schedule A, which is incorporated herein by reference, sets forth transactions in key Stock in the 60 days preceding the November 22 event requiring the filing of this amendment. All such transactions took place on the American Stock Exchange. Prices listed exclude commissions.

                                                             Page 09 of 12 Pages


           (e) As of November 22, 1996, each of the Filing Persons individually and, all of them in the aggregate, have ceased to be the beneficial owner of more than 5% of the Key Stock. Accordingly, the Filing Persons have no further reporting obligation under Section 13(d) of the Securities Exchange Act of 1934.


           ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

           Exhibit (1)Joint Filing Agreement

                      SIGNATURES

           December 2, 1996



                          NEPTUNE PARTNERS-1989A, L.P.

                          By its general partner Neptune Management Partners,L.P

                          By its general partner Neptune Management Co, Inc.

                          By: /s/FRANCISCO A. GARCIA
                             _______________________
                             Chairman of the Board

                          NEPTUNE 1989 INVESTORS LIMITED

                          By its investment manager

                              /s/FRANCISCO A. GARCIA

                          NEPTUNE 1989C OFFSHORE INVESTOR LIMITED

                          By its investment manager, Neptune Management Partners
                           , L.P.

                          By its general partner, Neptune Management Co, Inc,

                          By: /s/FRANCISCO A GARCIA
                              _____________________
                              Chairman of the Board

                              /s/ FRANCISCO A GARCIA

                              /S/ TORREY READE

                                                             Page 10 of 12 Pages


         JOINT FILING AGREEMENT FOR SCHEDULE 13D

         The undersigned acknowledge and agree that the foregoing Amendment No. 2 to Schedule 13D with respect to the Common Stock, par value $.10 per share of Key Energy Group, Inc. shall be filed on behalf of each of them and contains the information with respect to each such person were filing singly.

         December 2, 1996
                          NEPTUNE PARTNERS-1989A, L.P.

                          By its general partner Neptune Management Partners,L.P

                          By its general partner Neptune Management Co, Inc.

                          By: /s/FRANCISCO A. GARCIA
                             _______________________
                             Chairman of the Board

                          NEPTUNE 1989 INVESTORS LIMITED

                          By its investment manager

                              /s/FRANCISCO A. GARCIA

                          NEPTUNE 1989C OFFSHORE INVESTOR LIMITED

                          By its investment manager, Neptune Management Partners
                           , L.P.

                          By its general partner, Neptune Management Co, Inc,

                          By: /s/FRANCISCO A GARCIA
                              _____________________
                              Chairman of the Board

                              /s/ FRANCISCO A GARCIA

                              /S/ TORREY READE

                                                             Page 11 of 12 Pages

         KEY STOCK TRANSACTIONS DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D

                                      Shares Sold  Shares Sold  Shares Sold
         Trade Date   Average Price   Neptune A    Neptune B    Neptune C

         10/23/96       11.0000          4,200       2,800        3,000
         11/05/96       11.7500          4,300       2,700        2,900
         11/11/96       11.2095          1,500       1,100        1,100
         11/12/96       11.1250          1,000         600          700
         11/13/96       11.1250            339         222          239
         11/14/96       11.1250            424         278          298
         11/15/96       11.1250          1,612       1,056        1,132
         11/18/96       11.1806          3,052       2,001        2,147
         11/19/96       11.1607          7,420       4,863        5,217
         11/20/96       11.2500          4,240       2,779        2,981
         11/21/96       11.5000          8,480       5,558        5,962
         11/22/96       11.3214          2,968       1,945        2,087

                                                             Page 12 of 12 Pages




Item 15.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:

By:
   -------------------------------